# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Galapagos NV, CIK 0001421876
CUSIP: 36315X101
Title of class of securities: Ordinary Shares, no par value
Address of issuer's principal executive offices: Generaal De Wittelaan L11 A3, Mechelen, Belgium (C9), 2800
Date of event which requires filing of this statement: 01/07/2025
Amends the filing with accession number 0001104659-19-041473
Filed by CIK 0000882095
Persons authorized to receive notices and communications: Gilead Sciences, Inc., 333 Lakeside Drive, Foster City, California (CA), 94404, 650-574-3000

## Reporting persons
- Gilead Sciences, Inc. (CIK 0000882095): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 20,981,010; sole dispositive power 0; shared dispositive power 20,981,010; aggregate amount beneficially owned 20,981,010 (29.9% of the class)
  Comment: Based on 65,897,071 ordinary shares, no par value, of Galapagos NV (the "Issuer") issued and outstanding as of December 31, 2023, as reported in the Issuer's Form 20-F filed with the U.S. Securities and Exchange Commission on March 28, 2024 (the "Form 20-F"), plus the 4,273,533 ordinary shares, no par value, of the Issuer that are issuable to Gilead Therapeutics A1 Unlimited Company pursuant to that certain Subsequent Gilead Warrant B of the Issuer based on the number of ordinary shares issued and outstanding as of December 31, 2023, as reported in the Form 20-F.
- Gilead Therapeutics A1 Unlimited Company: type of reporting person: corporation (CO); citizenship or place of organization: Ireland (L2); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 20,981,010; sole dispositive power 0; shared dispositive power 20,981,010; aggregate amount beneficially owned 20,981,010 (29.9% of the class)
  Comment: Based on 65,897,071 ordinary shares, no par value, of the Issuer issued and outstanding as of December 31, 2023, as reported in the Issuer's Form 20-F, plus the 4,273,533 ordinary shares, no par value, of the Issuer that are issuable to Gilead Therapeutics A1 Unlimited Company pursuant to that certain Subsequent Gilead Warrant B of the Issuer based on the number of ordinary shares issued and outstanding as of December 31, 2023, as reported in the Form 20-F.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, no par value
Name of issuer: Galapagos NV
Address of issuer's principal executive offices: Generaal De Wittelaan L11 A3, Mechelen, Belgium (C9), 2800
Comment:
EXPLANATORY NOTE:

This Amendment No. 4 to Schedule 13D (this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on July 23, 2019, as amended by Amendment No. 1 thereto filed on August 29, 2019, Amendment No. 2 thereto filed on November 1, 2019 and Amendment No. 3 thereto filed on May 2, 2024 (the "Schedule 13D"), filed by Gilead Sciences, Inc., a Delaware corporation ("Gilead"), and Gilead Therapeutics A1 Unlimited Company, an unlimited liability company formed under the laws of Ireland and a wholly owned subsidiary of Gilead ("A1" and together with Gilead, the "Reporting Persons"), with respect to the ordinary shares, no par value (the "Ordinary Shares"), of Galapagos NV (the "Issuer").

This Schedule 13D/A is being filed to report the entry into the Separation Agreement, dated January 7, 2025 (the "Separation Agreement"), by and among the Issuer and the Reporting Persons. Except as expressly amended by this Schedule 13D/A, the Schedule 13D remains in effect.

This Schedule 13D/A amends and supplements the Schedule 13D with respect to the Ordinary Shares of the Issuer. The principal executive offices of the Issuer are located at Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Schedule 13D is hereby amended and replaced with the following:

This Schedule 13D is being filed by the Reporting Persons. The address of the principal business office of Gilead is 333 Lakeside Drive, Foster City, California, 94404. The address of the principal business office of A1 is 70 Sir John Rogerson's Quay, Dublin 2, Ireland.

The principal business of the Reporting Persons is to develop and commercialize innovative medicines in areas of unmet medical need and engage in any other activity or business which may be lawfully carried on by a corporation organized under such entity's jurisdiction of organization. The name, residence or business address, present principal occupation and citizenship of each director, executive officer and controlling person of Gilead and A1 is attached hereto as Exhibit 99.3.
Residence or business address: See (a).
Present principal occupation or employment: See (a).
Criminal convictions in the last five years: During the last five years, neither the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed on Exhibit 99.3 hereto has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed on Exhibit 99.3 hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See (a).

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: No amendment to this Item is being made.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented with the addition of the following:

Separation Agreement

On January 7, 2025, the Issuer and the Reporting Persons entered into the Separation Agreement, pursuant to which and subject to the terms and conditions set forth therein, the Issuer shall separate certain assets and liabilities into a new entity ("SpinCo") through a partial demerger in the sense of Article 12:8, 1deg of the Belgian Companies and Associations Code ("een met splitsinggelijkgesteldeverrichting / uneoperationassimilee a la scission"), following which the existing shareholders of the Issuer shall receive shares in SpinCo in the same proportion as their respective shareholdings in the Issuer (such transaction, the "Separation").

In the Separation, the Warrant held by the Reporting Persons shall be split into a subscription right for shares of the Issuer and for shares of SpinCo in accordance with the terms set forth in the Separation Agreement.

In the Separation Agreement, A1 has agreed to, and Gilead has agreed to cause A1 to, exercise its rights as a shareholder of the Issuer to attend any shareholder meeting of the Issuer to which proposals in relation to the Separation shall be submitted, and to vote all of its shares of the Issuer at such meetings to approve the Separation and other related matters, in each case if such Separation is in accordance with the terms of the Separation Agreement.

The foregoing summary is not complete and is qualified in its entirety by reference to the full text of the Separation Agreement, which is attached hereto as Exhibit 99.4 and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: No amendment to this Item is being made.
Number of shares as to which each person has sole or shared power to vote or dispose: No amendment to this Item is being made.
Transactions in the class effected during the past sixty days: Except as set forth in Item 4 of this Schedule 13D/A or as previously disclosed in the Schedule 13D, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named in Item 2 of this Schedule 13D/A has effected any transaction in Ordinary Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented with the addition of the following:

The information set forth above in Item 4 above with respect to the Separation Agreement is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and supplemented with the addition of the following:

99.3 Directors and Executive Officers of Reporting Persons.

99.4 Separation Agreement, dated January 7, 2025, by and between Galapagos NV, Gilead Therapeutics A1 Unlimited Company and Gilead Sciences, Inc.

## Signatures
- Gilead Sciences, Inc.: /s/ Andrew D. Dickinson, Andrew D. Dickinson, Executive Vice President and Chief Financial Officer (01/10/2025)
- Gilead Therapeutics A1 Unlimited Company: /s/ Aoife Marrinan, Aoife Marrinan, Director (01/10/2025)